Rule 424(b)(1)



                               PACIFIC GOLD CORP.

                        21,666,666 Shares of Common Stock

         This prospectus covers up to 21,666,666 shares of common stock of Pacific Gold Corp. that may be offered for resale, or otherwise disposed for the account of, the selling stockholders set forth under the heading "Selling Stockholders" beginning on page 23. All the shares of common stock will be offered for resale after being issued by Pacific Gold to the selling stockholders pursuant to conversion of outstanding convertible debentures and upon exercise of outstanding common stock purchase warrants. The convertible debentures and common stock purchase warrants were sold by Pacific Gold to the selling stockholders in a private placement on April 7, 2005.

         The shares of common stock are traded on the OTC Bulletin Board under the symbol PCFG. The last sale price of the common stock on June 14, 2005 was $0.38.

         Pacific Gold will not receive any proceeds from the sale or other disposition of the shares or interests therein by the selling stockholders. To the extent that any of common stock purchase warrants are exercised, we will receive the exercise price paid for the shares of common stock purchased thereunder.

         Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is June 14, 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.



                                Table of Contents
                                                                        Page

Summary...................................................................3
Risk Factors..............................................................4
Use of Proceeds...........................................................8
Market Data...............................................................8
Dividend Policy...........................................................9
Management's Discussion and Analysis of...................................9
Financial Condition and Results of Operations.............................9
Business.................................................................12
Management...............................................................19
Executive Compensation...................................................21
Summary Compensation Table...............................................21
Principal Stockholders...................................................22
Description of Securities................................................23
Selling Stockholders.....................................................24
Plan of Distribution.....................................................25
Legal Matters............................................................27
Experts..................................................................27
Where You Can Find Additional Information................................27

                                     Summary

         This  summary  highlights   information  contained  elsewhere  in  this
prospectus. You should read the entire prospectus carefully, paying particular attention to the section entitled Risk Factors.

Generally about us

         Pacific Gold is engaged in the identification, acquisition, exploration and development of mining prospects believed to have gold mineralization. These prospects may also contain mineralizations of metals often found with gold, such as platinum and silver. At present, the focus of our business plan is to explore and develop commercially viable prospects with gold mineralization that could be the basis from which we might produce revenues. Exploration for and development of a commercially viable mineralization of any metal includes a high degree of risk which careful evaluation, experience and factual knowledge may not eliminate. It is noteworthy that few prospects which are explored and developed ever produce a significant return on invested capital.

         We have four subsidiaries through which we hold prospects in Nevada and Oregon. Our subsidiary Nevada Rae Gold, Inc. is in the later permitting stage for its prospects in Nevada, and we plan on commencing excavation and processing of mineralization bearing gravels this Fall. Our subsidiary, Grants Pass Gold Inc. recovered gold from its alluvial prospects in 2004, and it plans to continue operating in the future. In respect of the other prospects held, Pacific Gold plans to conduct some preliminary evaluations to determine the viability of pursuing operations on them in the future and to begin the permitting process for Fernley Gold, Inc.

         We also plan to acquire additional prospects to explore. We will seek these near and adjacent to our current prospects, when and where the opportunity presents itself. We will also consider locations in the other western states of the United States and in Canada and Mexico. We will consider staking, leasing and purchasing by the company in areas that appear to offer mineralization possibilities through historic workings, existing reports and geological configurations.

         We have had minimal revenues to date. We have spent approximately $1,700,000 to date to acquire and evaluate our prospects and in the commencement of operations through Oregon Gold in 2004. We expect to incur substantial additional expenses in the further implementation of our plan of operations before we realize any revenues from our efforts. Because we are in the early stages of implementing our business plan, we cannot indicate now if we will ever be profitable.

         On April 7, 2005, we obtained net proceeds, after expenses, of $2,666,086 from the sale of $4,000,000 face amount original issue discount convertible debentures and common stock purchase warrants. These proceeds are expected to fund our planned operations for Nevada Rae and Oregon Gold for approximately 24 months, and to the extent there are available funds for use for Pacific Gold and Fernley Gold. We anticipate that we will need additional capital to significantly expand our currently planned operations and to pursue the prospects that our other subsidiaries hold and to acquire additional prospects. We may need additional capital in the event we encounter unexpected operating expenses and requirements.

         Pacific Gold Corp. is referred to in this prospectus as Pacific Gold, we or us. We were incorporated in Nevada in 1996. We have four wholly owned subsidiaries, Nevada Rae Gold, Inc. and Fernley Gold, Inc., both Nevada corporations and Oregon Gold, Inc. and Grants Pass Gold, Inc., both Oregon corporations. We conduct our operations through these subsidiaries. Our mailing address is at 157 Adelaide Street West, Suite 600, Toronto, Ontario, Canada M5H 4E7. Our telephone number is (416) 214-1483.

                                  Risk Factors

         You should consider carefully the following risks before you decide to invest in our common stock.

We do not have a long history of running our business upon which investors may evaluate our performance, and therefore investors bear all the risks of an early stage company.

         We are in the early stage of implementing our business plan. We have engaged in activities of obtaining mineralization rights by staking, acquisition and lease for two mining prospect areas, conducting exploratory activities, obtaining geological and engineering reports and initial extraction from alluvial deposits on one prospect area. We have not engaged in full scale production. There is a significant amount of additional work and investment necessary for us to demonstrate the efficacy of our business plan. You should consider our business future based on the risks associated with our early stage and our short of operating history. An investment in the company is speculative.

If we are not able to face and solve one or more of the challenges that a developing company in the mining industry typically encounters, we will not succeed in implementing our business plan.

         We expect to face many challenges in the start up of our business. These will include:

         o Engaging and retaining the services of qualified geological, engineering and mining personnel and consultants;
         o     Establishing and maintaining budgets;
         o     Implementing appropriate financial controls;
         o     Acquiring relevant mineralization data efficiently;
         o     Staking and evaluating appropriate prospects;
         o     Establishing initial exploration plans for mining prospects;
         o Obtaining and verifying studies to determine mineralization levels on our prospects;
         o Ensuring the necessary exploratory and operational permits are filed on a timely basis, and the necessary permits are maintained and approved by the federal and state authorities; and
         o     Adhering to regulatory requirements.

         The failure to address one or more of these above factors may impair our ability to carry out our business plan. In that event, an investment in the company would be substantially impaired.

We will be dependant on locating and hiring, at economical rates, independent consultants and occasional workers for the implementation of our business plan without whom we will not meet the expected timing of implementation of our business plan.

         To locate, obtain and evaluate prospects and to conduct excavation and processing of the alluvial matrix, we have relied upon and will continue to rely on consultants and occasional workers in addition to our own staff. These persons will help us in the exploratory, development, extraction, and later stages of our business plan. We may not be able to locate or employ persons with the appropriate experience and skills to successfully execute our business plan. The inability to do the proposed actions on a timely basis or at all may result in the delay of implementing our business plan, thereby causing additional expense or our business failure.

Mineral exploration has many inherent risks of operations that may prevent ultimate success.

         Mineral exploration has significant risks. Some of the exploratory risks include the following:

         o It is dependent on locating commercially viable mineralizations in staked and leased prospects and skillful management of prospects once found or located.

         o Mineralization may vary substantially in a prospect, rendering what was initially believed a profitable mineralization of little or no value. This is particularly true in alluvial deposits where sought mineralization is likely to be unevenly located within the gravel composition and matrix.

         o Mineral exploration and ultimate exploitation may be affected by unforeseen changes including:

               o     Changes in the value of minerals,
               o     Changes in regulations,
               o     Environmental concerns,
               o Technical issues relating to extraction, such as rock falls, subsidence, flooding and weather conditions, and
               o     Labor issues.

         Any  of  these   individually   or   together   could   delay  or  halt
implementation of the business plan or raise costs to levels that may make it unprofitable or impractical to pursue our business objectives.

Our  business   future  is  dependent  on  finding   prospects  with  sufficient
mineralization, grade and consistency without which it may not be practical to pursue the business plan, and investors will lose their investment.

         Our business model depends on locating prospects with commercially sufficient amounts of gold and other commercial metal mineralizations. Until actual extraction and processing, we will not know if our prospects have commercially viable mineralizations of metals that can be profitably marketed. Even if initial reports about mineralization in a particular prospect are positive, subsequent activities may determine that the prospect is not commercially viable. Thus, at any stage in the exploration and development process, we may determine there is no business reason to continue, and at that time, our financial resources may not enable us to continue exploratory operations and will cause us to terminate our current business plan.

Regulatory compliance is complex and the failure to meet all the various requirements could result in loss of a staked prospect, fines or other limitations on the proposed business.

         We will be subject to regulation by numerous Federal and state governmental authorities, but most importantly, by the Federal Environmental Protection Agency, the Federal Department of the Interior, the Bureau of Land Management, in some instances the Forest Service, and comparable state agencies. The failure or delay in making required filings and obtaining regulatory approvals or licenses will adversely affect our ability to explore for viable mineralizations and carry out subsequent aspects of our business plan. The failure to obtain and comply with any regulations or licenses may result in fines or other penalties, and even the loss of our rights over a prospect. We expect compliance with these regulations to be a substantial expense in terms of time and cost. Therefore, compliance with or the failure to comply with applicable regulation will affect our ability to succeed in our business plan and ultimately to generate revenues and profits.

Our business plan is premised on the price of gold in the global market, and it continuing to be a desirable reserve and jewelry metal.

         Our business plan depends on the price of gold in the global market and the continuing desire to hold and use gold as a reserve metal and in jewelry. The viability of any commercialization of a gold mineralization will depend on the cost of mineral recovery versus the market price of the mineral and whether or not it has uses in the markets. An increase in market use and price for gold will encourage industry interest in United States mine development of smaller operations such as our prospects and improve the likelihood of our overall success. If the use of gold does not increase appreciably, then it is the belief of Pacific Gold that current sources of gold will remain adequate for market supply and sources like those we are attempting to identify and explore will become marginalized. The viability of our business plan is also dependant on the price of gold remaining at least at current prices. If prices fall substantially from the current levels, then our costs will be such that there will be insufficient profit margins and incentives to pursue our business plan. In that event, Pacific Gold will have to curtail its business plan and investors will lose their investment.

Competition may develop which will be better able to locate, stake and explore new gold sources more cost effectively and quicker than Pacific Gold.

         There are numerous junior and developed mining, exploration and production companies in existence that may be attracted to the gold mining business if the use of the mineral or price increase. We believe there are a significant number of companies around the world that could command greater resources than those available to Pacific Gold to locate, stake, explore and extract gold resources if there were sufficiently improved economic incentives. These companies likely would be able to reach production stages sooner than Pacific Gold and obtain market share before us.

Pacific Gold will compete with other mining enterprises for appropriate consultants and employees.

         Pacific Gold will compete in the hiring of appropriate geological, engineering, permitting, environmental and other operational experts to assist with the location, exploration and development of staked prospects and implementation of its business plan. We believe we will have to offer or pay appropriate cash compensation and options to induce persons to be associated with an early-stage exploration company. If Pacific Gold is unable to make appropriate compensation packages available to induce persons to be associated with it because of its limited resources, we will not be able to hire the persons we need to carry out our business plan. In that event, investors will have their investment impaired or it may be entirely lost.

Pacific Gold will require additional capital to fund expand operations, without which, we will have to curtail our plans and investors may lose the potential of their investment.

         The current working capital is sufficient for its planned operations, including the pursuit of the Nevada Rae and Oregon Gold prospects, for up to the next 24 months. If we encounter unexpected expenses the current working capital will not last that long. Therefore we may need additional capital sooner than expected. For Pacific Gold to expand its operations in its current prospects and acquire additional prospects, it is anticipated that it will need additional capital. The mining business, in all of its aspects requires significant capital. Without additional capital, Pacific Gold will have to curtail or substantially modify its overall business plan or abandon elements of it.

Pacific Gold does not have any identified sources of additional capital, the absence of which may prevent it from continuing its operations.

         Pacific Gold does not have any arrangements with any investment banking firms or institutional lenders. Because we will need additional capital in the future, we will have to expend significant effort to raise operating funds. These efforts may not be successful, and they may be disruptive to our executives other responsibilities and our operations. In the absence of necessary capital, Pacific Gold will have to limit or curtail operations.

Future sales of shares by our current stockholders and the selling stockholders could adversely affect the market price of our common stock.

         The current outstanding shares of common stock are either free trading or may be sold subject to Rule 144 and its limitations. The 16,666,666 shares of the selling stockholders may be sold pursuant to this prospectus whenever they determine in whatever amount. Investors in the company should be aware that the possibility of sales, in the future, may have a depressive effect on the price of the common stock in any market which may develop and, therefore, the ability of any investor to market his shares may depend upon the number of shares that are offered and sold.

The market price of the shares may fluctuate greatly. Investors in the company bear the risk that they will not recover their investment.

         Trading in our common stock has been minimal from time to time and subject to large volume and price fluctuation. Therefore, there is no clearly established market for our shares at this time. The public market price is likely to be influenced by the price at which and the amount of shares the selling stockholders are attempting to sell at any point in time with the possible effect of limiting the trading price or lowering it to their offering price. Shares such as those of Pacific Gold are also subject to the activities of persons engaged in short selling the securities which has the effect of driving the price down. Therefore, the price of our common stock may fluctuate widely. A full and stable trading market for our common stock may never develop in which event, any holder of our shares may not be able to sell at the time he elects or at all.

Because the common stock is a "penny stock," investors in our common stock may not be able to resell shares they own in the public markets, therefore they may not be able to recover their investment.

         The shares are defined as penny stock under the Securities and Exchange Act of 1934 and rules of the SEC. These rules impose additional sales practice and disclosure requirements on broker-dealers who sell our shares to persons other than certain accredited investors. For covered transactions, a broker-dealer must make a suitability determination for each purchaser and receive a purchaser's written agreement prior to sale. In addition, the broker-dealer must make certain mandated disclosures in transactions of penny stocks. Consequently, these rules may affect the ability of broker-dealers to make a market in our common stock and may affect the investors' ability to resell shares purchased in this offering. These transaction rules also may have a depressive effect on the market because brokers cannot generally recommend an investment in Pacific Gold. Therefore, in all likelihood, a public market will be slow to develop, if at all.

A single stockholder has the ability to control our business direction.

         Because one of our stockholders, an affiliate of which is also an officer and director, owns about 76% of the shares of common stock, it is in a position to control the election of our board of directors and the selection of officers, management and consultants. This investor has also lent the company a significant amount of working capital. Therefore, investors will be entirely dependent on its judgment in implementing the business plan of Pacific Gold.

                                 Use of Proceeds

         All of the shares of common stock covered by this prospectus may be sold or otherwise disposed of for the account of the selling stockholders. Pacific Gold will not receive any of the proceeds from the sale or other disposition of the shares or interests therein by the selling stockholders.

         If the common stock purchase warrants are exercised, Pacific Gold will receive the exercise price of $2.125 per share. If all the common stock purchase warrants are exercised for cash assuming no adjustments to the exercise price for anti-dilution protection, we would receive $7,083,333 in gross proceeds.

                                   Market Data

         The common stock is traded in the over-the-counter market and quoted on the OTC BB under the symbol "PCFG" and quoted in the pink sheets published by the National Quotations Bureau.

         Our common stock is designated as "penny stock" and thus may be illiquid. The SEC has adopted rules (Rules 15g-2 through l5g-6 of the Exchange
Act), which regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are any non-NASDAQ equity securities with a price of less than $5.00, subject to certain exceptions. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customers account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules. Since our common shares are subject to the penny stock rules, persons holding or receiving such shares may find it more difficult to sell their shares. The market liquidity for the shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the shares and the ability of stockholders to sell their stock in any secondary market.

         The trading volume in our common stock has been and is extremely limited. The limited nature of the trading market can create the potential for significant changes in the trading price for the common stock as a result of relatively minor changes in the supply and demand for our common stock and perhaps without regard to our business activities.

         The market price of our common stock may be subject to significant fluctuations in response to numerous factors, including: variations in our annual or quarterly financial results or those of our competitors; conditions in the economy in general; announcements of key developments by competitors; loss of key personnel; unfavorable publicity affecting our industry or us; adverse legal events affecting us; and sales of our common stock by existing stockholders.

         The high and low sales prices for the Common Stock during each quarter are as set forth in the table below (such prices are without retail mark-up, mark-down, or commissions).

        QUARTER ENDED                              HIGH        LOW
        ------------------                         -----      -----
        March 31, 2005                             $2.14      $ .26
        December 31, 2004                            .50        .30
        September 30, 2004                           .59        .26
        June 30, 2004                               1.34        .25
        March 31, 2004                               .77        .11
        December 31, 2003                           1.23        .20
        September 30, 2003                          1.15        .51
        June 30, 2003                               1.50        .51
        March 31, 2003                              1.01        .05

         We have 35 record holders of our common stock. We believe that in addition to the record ownership there are in excess of 700 beneficial owners who hold their shares in street name or through other nominees.

                                 Dividend Policy

         We plan to retain all earnings generated by our operations, if any, for use in our business. Pursuant to the terms of the convertible debentures, Pacific Gold may not pay any cash dividends while the principal is outstanding. We do not anticipate paying any cash dividends to our stockholders in the foreseeable future. The payment of future dividends on the common stock and the rate of such dividends, if any, and when not restricted, will be determined by our board of directors in light of our earnings, financial condition, capital requirements and other factors.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Forward Looking Statements

         From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by us with the SEC. Words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements". Such statements are qualified in their entirety by reference to and are accompanied by the above discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

         Management is currently unaware of any trends or conditions other than those previously mentioned in this management's discussion and analysis that could have a material adverse effect on the our consolidated financial position, future results of operations, or liquidity. However, investors should also be aware of factors that could have a negative impact on our prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources. These include: (i) variations in revenue, (ii) possible inability to attract investors for its equity securities or otherwise raise adequate funds from any source should the company seek to do so, (iii) increased governmental regulation, (iv) increased competition, (v) unfavorable outcomes to litigation involving the company or to which the company may become a party in the future and, (vi) a very competitive and rapidly changing operating environment.

         The above identified risks are not all inclusive. New risk factors emerge from time to time and it is not possible for management to predict all of such risk factors, nor can it assess the impact of all such risk factors on the company's business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

         The financial information set forth in the following discussion should be read with the consolidated financial statements of Pacific Gold included elsewhere herein.

Financial Condition and Changes in Financial Condition

         Annual Operating Results:

         Pacific Gold had gold revenues of $61,560 for the year ended December 31, 2004. Production costs associated with this revenue totaled $104,996 producing a negative margin of $43,436. All revenues came from gold sales produced by our Grants Pass subsidiary in the last two fiscal quarters. We anticipate positive profit margins in the near future based on production volume increases and increased efficiency in equipment.

         All gold produced by the company is sold in its raw form to a refinery. The refinery credits the company based on the purity of the gold versus the spot price for that day. Grants Pass Gold had an average purity of 88%, meaning that we were credited 88% of the spot price. Refinery charges vary, but generally run between 1-5% of the value of the gold that is smelted.

         Operating expenses for 2004 totaled $847,796. Pacific Gold incurred labor costs associated with the various mining activities. Labor costs were $117,552 for the year. Legal and professional fees of $177,311 were incurred for services performed with respect to acquisitions and mining prospect evaluation, as well as SEC reporting compliance and accounting fees. Pacific Gold also incurred expenses related to geological studies, fieldwork, site visits, preparation of mining permit applications and consulting fees of $159,419. Advertising and public relations expenses totaled $202,457. Interest expense totaled $102,815 for the year. The remaining expenses relate to office, general administrative, and stock transfer agent fees. We believe we will incur substantial expenses for the near term as we progress with our evaluation process of the mining prospects.

         Operating expenses for 2003 totaled $222,895. Legal and professional fees of $96,300 were incurred for services performed for the acquisition and evaluation of the mining prospects as well as for SEC reporting compliance and accounting fees. We also incurred expenses related to the geological studies, field work and site visits of $66,800. Mineral rights expenses were $26,327. The remaining expenses relate to advertising, office, general and administrative and stock transfer agent fees.

         First Quarter 2005 Operating Results

         Pacific Gold had revenues of $0 for the quarter ended March 31, 2005. Mining production at the Grants Pass facility was suspended for the winter months. Grants Pass has recently restarted operations as the weather has permitted.

         Expenses for the quarter ended March 31, 2005 totaled $100,446. Labor costs were $36,928 for the most recent quarter. The other primary expenses incurred were $13,040 in depreciation and $40,762 in interest on notes payable. The remaining expenses relate to equipment repairs and rental, general administrative, and stock transfer agent fees.

         Operating expenses for the quarter ended March 31, 2004 totaled $114,509. Legal and professional fees of $40,612 were incurred for services performed for the acquisition and evaluation of the mining prospects as well as for SEC reporting compliance and accounting fees. We also incurred expenses related to the geological studies, fieldwork, site visits, preparation of mining permit applications and consulting fees of $47,933. Mineral rights expenses were $3,115. The remaining expenses relate to interest expense on notes payable, advertising, office, general and administrative and stock transfer agent fees.

         We believe we will incur substantial expenses for the near term as we progress with our evaluation process of the mining prospects.

         Liquidity and Capital Resources:

         We have funded our operations from the sale of securities and loans from a stockholder. At March 31, 2005, we had unsecured loans from a stockholder in an aggregate amount of $1,731,803, including accrued interest since their making in mid-2003. The notes bear interest at the rate of 10% and are due on July 31, 2005.

         As of March 31, 2005, our assets totaled $660,394, which consisted primarily of mineral rights, land and water rights, and related equipment. Our total liabilities were $1,931,442 which were primarily the notes payable to shareholder of $1,731,803 and an equipment loan of $76,199 including accrued interest. We had an accumulated deficit of $1,390,546. Pacific Gold did not have working capital at March 31, 2005. Subsequent to March 31, 2005 we acquired working capital through sale of common stock and the issuance of discounted convertible debentures discussed below.

         During the fourth quarter of 2004 we sold a total of 38,167 shares with total proceeds of $11,450. In May 2005, we sold an additional 2,000,000 shares for gross proceeds of $600,000. All of the shares were sold in registered, self-underwritten transactions.

         On April 7, 2005, Pacific Gold sold $4,000,000 in an aggregate principal amount of discounted convertible debentures and warrants to purchase common stock for aggregate proceeds of $2,919,708 after deduction for the interest discount. Pacific Gold paid $253,622 in commissions and expenses. The principal and interest in the aggregate of $4,000,000 is due April 6, 2008. The debentures may be converted into common stock at the election of the holder at any time at the conversion rate of $.30 per share, subject to various limitations, the principal one of which is that the holder may not own more than 4.99% of the then outstanding common stock immediately after the conversion. The warrants are exercisable at $2.125 per share until April 6, 2008. The debentures and warrants were sold, and the common stock issuable on conversion and exercise will be sold, under Section 4(2) of the Securities Act of 1933, as amended, on a private placement basis, to foreign institutional, accredited investors. In conjunction with the sale of the debentures we filed a registration statement on Form SB-2 with the Securities and Exchange Commission on May 5, 2005 to register the common stock underlying the debentures and warrants.

         The proceeds from the April and May sales of securities are expected to fund our planned operations for Nevada Rae and Oregon Gold for approximately 24 months, and to the extent there are available funds for use for the operations of Pacific Gold and Fernley Gold. We anticipate that we will need additional capital to significantly expand our currently planned operations and to pursue the prospects that our other subsidiaries hold and to acquire additional prospects. We may need additional capital in the event we encounter unexpected operating expenses and requirements.

New Accounting Pronouncements

         Pacific Gold does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Pacific Gold's results of operations, financial position, or cash flow.


                                    Business

Introduction

         Pacific Gold is engaged in the identification, acquisition, exploration and development of mining prospects believed to have gold mineralization. The business plan of the company is to focus on alluvial and placer deposits. The main objective is to explore, identify, and develop commercially viable gold mineralizations on prospects over which the company has rights that could produce revenues. These types of prospects may also contain mineralization of metals often found with gold, such as platinum and silver, which also may be worth processing. Exploration and development for commercially viable mineralization of any metal includes a high degree of risk which careful evaluation, experience and factual knowledge may not eliminate, and therefore, we may never produce any revenues.

         Pacific Gold Corp. currently owns 100% of four operating subsidiaries; Nevada Rae Gold, Inc., Oregon Gold, Inc., Grants Pass Gold, Inc., and Fernley Gold, Inc. in which it holds various prospects in Nevada and Oregon. The company intends to acquire through staking, purchasing and/or leasing arrangements additional prospects, from time to time, in which there may be gold mineralization potential.

Gold Orientation

         Throughout history gold has been a desired metal for monetary purposes and for jewelry. These uses continue today and are expected to be uses of the metal well into the future. Because there is an active market for the metal, and consistent demand and use, we believe that if we find a viable mineralization, we will be able to sell any gold we produce with little difficulty. Of course, there is no assurance that we will find any mineralization or one that is commercially viable. Fundamentally, whether or not a mineralization is viable depends on the cost of production versus the price at which we can dispose of the metal. We believe that alluvial and placer deposits are less expensive to operate to produce saleable product. We also believe that the required filings and permits are easier to obtain for these kinds of prospects than for underground mines. Based on the current estimates of operating costs and the current price of gold in the global market, we believe these kinds of prospects can be operated profitably if there is a sufficient percentage of the mineralization in a particular prospect to be commercially viable.

         We have obtained and in the future will seek prospects in areas where there have been previous mining operations. We believe that this gives some indication that there may be mineralizations within our prospects to justify the cost of staking, maintenance and exploration.

Nevada Rae Gold, Inc.

         The prospects held by Nevada Rae are located among the Crescent Valley placer deposits, in the bullion mining district of Lander County, Nevada. They are about two miles from the town of Crescent Valley, and some 50 miles west of Elko, Nevada. The area is about 175 miles northeast of Reno, Nevada.

         The area is accessible by an all-weather asphalt road and about 19 miles from Interstate 80. The property where the prospects are has an all weather gravel road established in the 1970's for prior mining operations of barite. The prospects also have access to electricity and water sufficient for exploration, development and later extractive and milling activities if warranted and undertaken.

         The climate is typically hot and semi-arid with temperatures rising to above 100 degrees Fahrenheit in the summer to below freezing in the winter. Freezing temperatures are only sporadically encountered in the winter months of December and January and are not likely to have serious affect on operations. Precipitation is minimal and offers little or no operational problems.

         The nearby towns appear to have a supply of skilled workers familiar with earthmoving equipment and alluvial mining experience. Equipment also appears to be available for purchase or lease. In the vicinity there is state supplied electricity and water can be obtained from wells at approximately 560 feet. We have acquired 100% of two existing wells in the area which can supply ample amounts of water for the operation as we intend to employ re-circulation methodologies. We also have acquired 13.67 acres of fee land available adjacent to the wells which can accommodate the mill, tailings ponds, workshop and on-site office. The wells and adjacent land is approximately two miles from the prospect acreage. This land and the two wells have been formally analyzed and tested by the State of Nevada and Chemrox Technologies, an environmental specialist firm that the company hired to provide it with professional services in due diligence, mine planning, groundwater modeling, water restoration, environmental permitting, and reclamation, and are determined to be in excellent condition, free of any contaminants. The tests also confirmed that the certified capacity of each well exceeds the output rates required by Nevada Rae to successfully operate its proposed processing plant.

         Production History

         Gold mineralization was first discovered in 1907 in the Crescent Valley area, and thereafter intermittent work was carried out up to World War II. In the 1930s an exploration program was carried out with a number of shafts sunk in the Mud Springs Gulch area. These studies identified quantities of gold mineralization situated close to the bedrock at the bottom of the alluvial areas. In the late 1970s there was barite mining and milling in the area using open pits. In the mid-1980s the barite mining operations were purchased and modified and there was some recovery of gold mineralization during the later 1980's and 1990's at low extractive rates.

         History of Mining

         The history of placer gold exploration and mining in the area is well documented. Placer gold was first discovered in the project area in 1907 and intermittent work was carried out until World War II. Most of the historical work was carried out over a 3-4 mile section in Mud Springs Gulch, but there are older exploration pits throughout the company's prospects. There appear to be about thirty exploration shafts sunk through the gravels to bedrock. This work was conducted in the 1930's, but there are no detailed results available. Little work was done in the Black Rock Canyon during the historical period.

         In 1978, Major Barite Inc. implemented an operation to mine and process barite from several small, open pits within the project area. In 1982 the barite market collapsed, and the company turned its attention to placer gold exploration and development. There was a program of bulk sampling in the drainages for gold. Trenches and pits were dug and processed from locations in Black Rock Canyon, Mud Springs Gulch, Tub Springs Gulch and Rosebud Gulch. A widespread occurrence of placer gold was discovered, but Major Barite Inc. ceased operations in 1984. In 1984, the area was taken over by Mr. John Uhalde who continued to explore and develop the placer gold resources in the project until his death in 2001. Mr. Uhalde operated his placer mine under a small miners permit.

         The prospects are located within the Battle Mountain - Crescent Valley Gold Tread in Lander County, Nevada. In the area are current mining operations of the Placer Dome and Kennecott companies.

         Local Geology

         The prospects are located among the easterly alluvial deposits of the Shoshone Mountain range and merge with the sediments of Crescent Valley. It is posited that this area is the remains of a large, ancient lakebed. The project consists of three main drainages: Black Rock Canyon, Mud Springs Gulch and Tub Springs Gulch. The alluvial deposits are typically 100 to 300 feet wide and with depths of up to 90 feet, but the alluvial - sedimentary material can reach thicknesses in excess of 500 feet thick in areas. The thickness of the gravels is judged to become progressively greater as one moves eastwards from the mountains. It is estimated that the gravels are between 16 and 90 feet below the surface with an average thickness of about 30 feet. The gravels are typically dry and light brown pebble and occasionally boulder gravels. Oversized material is rare. Compositionally, the coarse material is mainly rounded cherts and metavolcanics with occasional weathered and variable granodiorite. The uppermost layers, generally running about 6 to 8 feet in depth, will have to be removed to access the gravels likely to have the mineralizations sought. It is believed that the gravels will have little clay and will present few processing problems.

         There is no information on the vertical distribution of gold mineralization within the gravels. Through historical records from shaft-sinking suggests that the gravel becomes courser with depth, coinciding with an increase in the percentage of oversize boulders. It is believed that the best gold mineralization levels are obtained at the bedrock interface.

         Prospects

         Nevada Rae has staked prospects covering approximately 920 acres of the alluvial deposits among the Crescent Valley deposits mentioned above. In addition, it leased approximately 440 acres of land adjacent to its staked prospects from Corporate Creditors Committee LLC, by lease dated October 1, 2003. The lease covers acreage in Section 9, Township 29 North, Range 47 East, Mount Diablo Meridian, Bullion Mining District, Lander County, Nevada. Under the lease, it has the right to the gold, silver, platinum, palladium and other precious and base metals within the placers and gravels of the leased premises, with exclusive right to prospect and explore for, mine by open pit methods, mill, prepare for market, store, sell and dispose of the same and use, occupy and disturb so much of the surface as Pacific Gold determines useful, desirable or convenient. The lease term is ten years, renewable for an additional ten years.

         Nevada Rae must pay an advance rental of $7,500 for the first year, which amount is increased by $2,500 in each of the next five years to be $20,000 in the sixth year. For the last four years of the lease, the advance rental is $20,000 per year. If the lease is renewed, the annual advance rental is $20,000. The advance rental is credited to and recoverable from the production rental amounts.

         Nevada Rae will be obligated to pay a production rental of the greater of four percent of the net smelter royalty (net ore value processed, less production costs, excluding general administration costs) or $0.50 per yard of material processed.

         The lease is terminable upon notice of default by lessor after a 30-day period in which cure must commence or be completed if capable of completion in such period. Nevada Rae may terminate on 30 days advance notice.

         Proposed Operations

         In early March 2004, Nevada Rae submitted a Plan of Operations to the Bureau of Land Management (BLM), and the Nevada State Division of Environmental Protection (NSDEP). The Plan of Operations was submitted on behalf of the company by Chemrox Technologies. In January 2005 the company received approval for its Plan of Operations conditional on posting a surety bond with the BLM which was posted in April 2005. Once the company receives the BLM permit and acquires by lease or purchase certain necessary equipment, it will begin implementation of the Plan of Operations. We believe the company will receive the permit shortly and anticipates that it will commence operations during 2005. The property is now referred to as the Black Rock Canyon Mine.

         In connection with the Black Rock Canyon Mine, an application for a Water Pollution and Control Permit was filed and approved by the Nevada Department of Environmental Protection. The permit addresses the hydrology, soil, sediment, vegetation, fluid sources, water usage and consumption, fluids handling, diversion, storage and safety precautions, and stabilization and management controls, among other items.

         In general, the operations will require the excavation of the gravel within the prospect. Typically, the vegetation and minor soil cover will be stripped and side cast for future reclamation. The mineralization bearing gravel will be dug with an excavator until bedrock is reached, and material will be stockpiled adjacent to the cut. A power screen will be set up near the cut to remove the one-inch and larger boulders and cobbles to reduce the volume of concentrate to be transported to the milling area. It is estimated that as much as 60% of the volume will be removed at this point without substantial mineralization loss. A front end loader will feed the power screen from the stockpile and load the trucks. The concentrate mill area will be about two miles away. The mill site will be equipped with two functioning wells for process water and can be connected to the national power grid. The mill is a fairly portable plant and both the mill and power screening unit will be set up on the private, fee land owned by the company.

         The mill will consist of a feed hopper, trammol scrubber/screen to remove the 1/4 inch and larger materials and to wash the gravel before it passes into the centrifugal bowls for gold recovery. Tailing ponds will be established to recirculate water and tailings will be returned to the cut once stacked and dried. No chemicals will be used in the operations. Clean up of concentrates will be done with a smaller centrifugal bowl and shaking table and gold flakes, particles and dust will be dried and weighed before being shipped to the refinery.

Oregon Operations

         Grants Pass Gold, Inc.

         Grants Pass has a number of prospects in the Siskiyou National Forest, in Josephine County Oregon. These prospects cover approximately 280 acres of placer deposits in one area and another 37 acres in a second, almost contiguous area. The property is accessible from a gravel road that connects with a local paved road. Maintenance of the gravel road is moderate. In some places a stream must be forded for access. Generally, there is ample water from the perennial stream bordering the prospects available for exploratory and later implementation of the business plan. Water use is subject to meeting permitting requirements. Power will be available through generators brought to and operated onsite.

         Grants Pass Gold currently owns the Defiance Mine and additional claims in Josephine County, Oregon. Pre-production of the Defiance Mine, began in July 2004 and full production commenced in August 2004. Mining activity concluded for the winter at the end of November.

         During 2004, Grants Pass established its operating mill and completed pre-production testing and development of its mining activities. It encountered difficulties with some of the equipment purchased from the previous owner of the mine which caused some delays. In addition, the company experienced delays while establishing the water supply as a result of the summer months of 2004 being extraordinarily dry. The water issues were satisfactorily resolved, and by the end of September 2004, the prospect was in full production.

         Production costs in August 2004 and September 2004 were $2,589 per ounce of gold and $708 per ounce of gold, respectively. Once the equipment and water issues were resolved, production efficiency rose dramatically, and the cost per ounce decreased. Production costs in October 2004 were $615 per ounce of gold and $475 per ounce in November. Based on results of the 2004 season, and with some equipment upgrades, we anticipate future production costs being between $150 and $200 per ounce and there will be an increase in the volume of gold produced.

         Oregon Gold, Inc.

         Oregon Gold is engaged in the business of alluvial gold mineral exploration and mining in Josephine County, Oregon. The company's business plan is to complete the exploration and mineralization surveys on its Bear Bench project, which will include an examination of the deposit configuration and mineralization levels to determine the viability of the prospects.

         A sample drilling program at Oregon Gold's project site within the prospect during May 2004 confirmed the existence of gold mineralization. The company's geological investigations indicated viable mineralization of gold and certain other minerals in the areas surveyed. The company has staked fourteen claims in the area which are collectively known as the Bear Bench Claims and comprise almost 280 acres.

         In addition to the sample drilling program, Oregon Gold has received permission from the Forest Service to conduct an extensive trenching and sampling project. We intend to conduct this testing during 2005.

         Production History

         Josephine County has experienced many decades of mining which continued actively until the 1930s. Mineralization recovery, including recovery of gold, has taken place on the property owned by Grants Pass. This extraction has occurred since the late 1980s. The most recent local operations employed dredge and hydraulic methods using contract mining crews on a seasonal basis.

         Local Geography

         The property covers an area of terrace gravels that run along the flanks of a perennial stream. The terrace gravels are generally referred to as boulder gravels comprised of boulders and cobbles, pebbles and cemented matrix. The terrace gravels sit on an ultramafic bedrock. Mineralization in the areainclude gold and platinum group elements that occur as nuggets, flakes, nodules and fine-grained disseminations within the cemented matrix. In addition, platinum occurs alloyed with nickel as teanite. Based on a site visit, the gravel terrace is approximately 4,000 feet long, 600 feet wide and 50 feet thick. The gravels commence at the surface, beneath the top and subsoil layers.

Fernley Gold, Inc.

         Fernley Gold, Inc. entered into a lease agreement in 2004 for the right to mine the property and claims known as Butcher Boy and Teddy. The property and claims are located 34 miles east of Reno, Nevada, just off highway I-80. The area known for placer gold, and commonly referred to as the Olinghouse Placers, has a rich mining history.

         Fernley Gold leased 640 acres including 35 claims, and the exclusive right to mine for placer, lode and other minerals and metals. The lease includes two water wells and water rights. The initial agreement is for a period of five years, with Fernley Gold having the exclusive right to renew the lease on the existing terms. Fernley Gold made a one-time payment of $10,000 to acquire the lease, followed by two quarterly payments of $500, and currently makes payments of $1,000 each month. The monthly payments are applied towards the royalty fees that will become due to the Lessor. According to the royalty fee structure, the company will pay 6% of the gross value of the recovered ore, less smeltering expenses, when the price of spot gold is below $400 per ounce on the world market. When gold is above the $400 threshold, the company will pay a 10% royalty. During 2005, Fernley Gold anticipates additional sampling and testing, followed by submission of its Plan of Operations.

         The leased property is located in a rich mining area, with historical data available, including extensive testing and mining operations. The most up-to-date review of the data indicates the lease on the Butcher Boy property contains proven, indicated, and potential reserves.

Regulation

         The exploration and development of a mining prospect will be subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency, the Bureau of Land Management and, in certain cases, the United States Forest Service, as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we will be subjected to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation to which we may become subject when we complete the exploration phase. Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

         We must comply with the annual staking and patent maintenance requirements of the States of Nevada and Oregon and the United States Bureau of Land Management. We must also comply with the filing requirements of our proposed exploration and development, including Notices of Intent and Plans of Operations. In connection with our exploration and assessment activities, we have pursued necessary permits where exemptions have not been available although, to date, most of these activities have been done under various exemptions. We will need to file for water use and other extractive-related permits in the future.

Competition

         We expect to compete with many mining and exploration companies in identifying and acquiring claims with gold mineralization. We believe that most of our competitors have greater resources than us. We also expect to compete for qualified geological and environmental experts to assist us in our exploration of mining prospects, as well as any other consultants, employees and equipment that we may require in order to conduct our operations. We cannot give any assurances that we will be able to compete without adequate financial resources.

Employees

         Pacific Gold has four employees and has engaged a chief financial officer to commence in May 2005. We expect to hire geological experts, engineers and other operations consultants and independent contractors and laborers from time to time, for differing periods to facilitate the implementation of our business plan. We believe that the experts, engineers, consultants and independent contractors and laborers to be readily available at this time for the company prospects.

Properties

         Pacific Gold maintains offices at 477 Richmond Street Suite 508, Toronto Ontario, M5V 3E7. The company has currently a one-year lease that expires on January 15th, 2006. Pacific Gold pays $2,200 CDN per month in rent. The company maintains a mailing address at 157 Adelaide Street West, Suite 600, Toronto, Ontario, Canada, M5H 4E7.

         Nevada Rae Gold, Inc. has staked 46 placer prospects covering almost 920 acres in Lander County, Nevada. Nevada Rae also acquired 13.67 acres of private land in Lander County, Nevada.

         Oregon Gold, Inc. has 14 placer prospects covering about 280 acres in Josephine County, Oregon.

         Grants Pass Gold, Inc. purchased a project known as the Defiance Mine, a fully permitted, operational mine located in southwestern Oregon.

         Fernley Gold, Inc. has entered into a lease agreement for the right to mine 640 acres located 34 miles east of Reno, Nevada. The lease includes 35 claims, and the exclusive right to mine for placer, lode, and other minerals and metals.

         Nevada Rae Gold, Inc. leases an office on a short term basis in an established office facility in Reno, Nevada, to allow company personnel and representatives to be more readily accessible and more productive in performing their roles on behalf of the company when on location in Nevada.


                                   Management


         Our directors and executive officers are as follows:

         Name                   Age     Position

         Robert Landau          33      Chief Executive Officer and Chairman

         Mitchell Geisler       34      Chief Operating Officer, Treasurer,
                                        Secretary and Director

         Mr. Robert Landau has been the chief executive officer of the company since April 2005. He has been the president and director of ZDG Investments Limited since May 1999. Mr. Landau's experience includes the founding and financing of development stage businesses. Previously, he was an Actuarial Consultant with a large multi-national consulting firm. He has a Bachelor of Commerce - Actuarial Science and Finance degree from the University of Toronto in Toronto, Ontario, Canada.

         Mr. Mitchell Geisler has been the president and chairman of the board from January 2001 to April 2005 when he became the chief operating officer upon the appointment of Mr. Landau as chief executive officer. Mr. Geisler has been the treasurer and secretary of the company since October 2002. Mr. Geisler has more than 15 years of experience in the hospitality and services industry. From 1998 to 2001, Mr. Geisler was president and operator of the Toronto-based 52 Restaurants Inc. Mr. Geisler is a graduate of Toronto's York University in Toronto, and also studied at the University of Tel Aviv. Mr. Geisler, until June 2003, was a director and president and treasurer of GL Energy and Exploration, Inc., a development stage company engaged in the mineral exploration business. Mr. Geisler was also a director of Uranium Strategies, Inc., both mineral exploratory stage companies.

         Directors

         Each director will hold office until the next meeting of stockholders or until his successor is duly appointed and qualified. Directors do not receive any compensation for their services at this time. In the future, if Pacific Gold has non-employee directors, it expects it will provide a compensation package primarily based on stock options and reimbursement for direct expenses.

         Committees of the Board of Directors

         The board of directors of Pacific Gold has no committees. In the future, it may establish audit and compensation committees.

         Independence of Directors

         Our common stock is traded on the over-the-counter bulletin board. Therefore, the company is not required to have independent members of the board of directors. Mr. Landau and Mr. Geisler are not independent directors, as they are employees of the company.

         Certain Relationships and Related Transactions

         During 2003, ZDG Investments Ltd. lent working capital to the company. ZDG Investments Ltd., which owns 5,000 shares of common stock is related to ZDG Holdings Inc., a significant stock holder of the company of which Robert Landau is the president. At December 31, 2004, we had unsecured loans from ZDG Investments Inc. in the aggregate amount of $1,679,520, including accrued interest. The notes bear interest at the rate of 10% and are due on June 30, 2005.

         Limitation on Directors' Liabilities

         The bylaws of Pacific Gold provide for full indemnification of its directors and officers under Nevada law. Nevada law provides that a corporation may indemnify any person who is a party to a suit or action or threatened to be made a party to a suit or action, unless the action is by the corporation or is a derivative action on behalf of the corporation when the suit or action is based on his actions on behalf of the corporation or is based on his actions taken at the request of the corporation, and the actions were taken in good faith for the best interests of the corporation. Indemnification will include expenses, attorney fees, judgments, fines and settlement amounts. Where a director or officer is successful on the merits of any suit or action brought against him by reason of his actions for or on behalf of the corporation, he shall be fully indemnified. Pacific Gold may advance expenses in connection with a suit or action against its directors and officers if approved by the stockholders or directors who are not part of the action. Pacific Gold may obtain insurance for any of the indemnification obligations or may provide other financial arrangements such as establishment of a trust fund or program of self insurance.

                             Executive Compensation

         The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to us during the fiscal years ended December 31, 2004, 2003 and 2002, by our chief operating officer and our other executive officers whose total compensation exceeded $100,000 during the year ended December 31, 2004.


                           Summary Compensation Table

                                                                    LONG TERM COMPENSATION
                                                              -----------------------------------
                                                                       AWARDS
                                                              ------------------------    PAYOUTS
                                    ANNUAL COMPENSATION       RESTRICTED    SECURITIES    -------
                                 -------------------------      STOCK       UNDERLYING     LTIP       ALL OTHER
       NAME AND          YEAR    SALARY     BONUS    OTHER      AWARD        OPTIONS      PAYOUTS    COMPENSATION
  PRINCIPAL POSITION     (1)       ($)       ($)      ($)        ($)         SARS(#)        ($)          ($)
 --------------------    ----    -------    -----    -----    ----------    ----------    -------    ------------
 Mitchell Geisler,       2004    $36,000     $0       $0         $0             $0          $0              $0
 President & Director    2003         $0     $0       $0         $0             $0          $0          $6,000
                         2002         $0     $0       $0         $0             $0          $0              $0


 ----------------------------------

(1) For the fiscal year ended December 31, 2004. There was no compensation for this officer for the fiscal year ended December 31, 2003. Mr. Geisler became the chief operating officer in April 2005.

(2) On December 8, 2003, Pacific Gold issued an aggregate of 60,000 shares of common stock to Mr. Geisler as compensation and reimbursement for services and expenses in connection with the abandoned acquisition program of certain prospects and other assets in Oregon, various site visits and due diligence activities on behalf of the company, incurred during 2003. These shares have been valued at $6,000. The shares were issued under the equity performance plan, the shares of which were registered for issuance by Pacific Gold.

(3)      There was no compensation paid in 2002.

         Compensation Arrangements for Executive Officers

         Commencing May 1, 2005, Pacific Gold will compensate Mr. Robert Landau, the chief executive officer and a director, by accruing $8,000 per month to be paid in shares of common stock calculated at the then market price, in arrears, to be issued at a mutually determined time, from time to time, and will compensate Mr. Mitchell Geisler, the chief operating officer, treasurer, secretary and director, with a $60,000 annual salary and accruing $2,000 per month to be paid in shares of common stock calculated at the market price, in arrears, to be issued at a mutually determined time, from time to time. The shares will be issued under the 2002 performance equity plan. In June 2005, Pacific Gold issued an aggregate of 22,223 shares of common stock in payment of its obligation for accrued compensation for May 2005.

         In addition, Pacific Gold will grant options to Messrs. Landau and Geisler under the 2002 performance equity plan in the amount of 300,000 and 250,000 shares, respectively, vesting over two years at six month intervals, at the market price on the date of grant.

         Employee Benefit Plans

         Pacific Gold adopted a performance equity plan in 2002 authorizing up to 3,000,000 shares of common stock for structuring compensation arrangements and to provide an equity incentive for employees and others who are awarded shares under the 2002 plan. None of the awards as provided under the 2002 plan are allocated to any particular person or class of persons among those eligible to receive awards. We issued 160,000 shares under this plan during 2003 and an aggregate of 100,000 shares and share options during 2004.

                             Principal Stockholders

         The following table sets forth the beneficial ownership of our common stock as of the date of this prospectus by all stockholders that hold 5% or more of the outstanding shares of our common stock, each director and executive officer.

          Name and Address                      Shares              Percent
         of Beneficial Owner             Beneficially Owned(1)    of Class(2)
 ------------------------------------    ---------------------    -----------
 Robert Landau(3)                              16,722,778            72.8%

 Mitchell Geisler(4)                            1,004,445             4.3%

 ZDG Holdings Inc.(5)                          16,680,000            72.6%

 All directors and executive officers
 as a group (two persons)............          17,727,223            77.2%

 ------------------------------------

*        Less than 1%.

(1) Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them, subject to community property laws, where applicable.

(2)      There are  22,960,190  shares  of common  stock  currently  issued  and
         outstanding.   Each  person  beneficially  owns  a  percentage  of  our
         outstanding common shares which such person has the right to vote or dispose and can acquire within 60 days of June 6, 2005 upon the exercise or conversion of options, warrants or convertible securities.

(3) Includes 16,680,000 shares of common stock held by ZDG Holdings Inc. and 5,000 shares of common stock held by ZDG Investments over which Mr. Landau has voting and dispositive control, although he disclaims pecuniary interest in a portion of the shares held by those entities. Mr. Robert Landau's address is c/o Pacific Gold Corp., 157 Adelaide Street West, Suite 600, Toronto, Ontario, Canada.

(4) The business address of Mr. Geisler is c/o Pacific Gold Corp., 157 Adelaide Street West, Suite 600, Toronto, Ontario, M5H 4E7.

(5) The business address of ZDG Holdings Inc. is 23 Sandfield Road, Toronto, Ontario, M3B 2B6. Mr. Robert Landau, the chief executive officer of the company is also the president of ZDG Holdings Inc. and has voting and dispositive control over their shares of common stock.

                            Description of Securities

Common Stock

         Our certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock, par value $.001 per share. There are 22,960,190 shares issued and outstanding as of the date of this prospectus. Upon completion of this offering, assuming all the convertible debentures are converted and the common stock purchase warrants are exercised and there are no anti-dilution adjustments, there will be 39,626,856 shares of common stock issued and outstanding.

         Holders of common stock are entitled to receive dividends as may be declared by our board of directors from funds legally available for these dividends. Upon liquidation, holders of shares of common stock are entitled to a pro rata share in any distribution available to holders of common stock. The holders of common stock have one vote per share on each matter to be voted on by stockholders, but are not entitled to vote cumulatively. Holders of common stock have no preemptive rights. All of the outstanding shares of common stock are, and all of the shares of common stock to be issued in connection with this offering will be, validly issued, fully paid and non-assessable.

Preferred Stock

         Pacific Gold is authorized to issue up to 5,000,000 shares of preferred stock, $.001 par value. There are no shares of preferred stock issue and outstanding as of the date of this prospectus.

         The preferred stock may be characterized as "blank check" stock. This means that the board of directors, without any action by the stockholders of common stock, have the right, from time to time, to designate some or all of the preferred stock into one or more series, and fix for each series the number of shares, full or limited voting powers, and the designations, preferences, participating, optional and other special rights, and the qualifications, limitations or restrictions of the various aspects of a series. Because of this ability of the board of directors, the preferred stock may be issued quickly and contain provisions that may have an anti-takeover effect, which may not be in some or all of the interests of subordinate preferred stock and common stockholders. In addition, because the board of directors may create convertible and paid-in-kind features for a series of preferred stock, if these features use common stock, Pacific Gold may become committed to issue or issue additional common stock from time to time. Any commitment for additional common stock to be issued or actually issued pursuant to the terms of any series of preferred stock may have various results including: (i) an absolute dilutive effect on the current stockholders percentage ownership of the then outstanding common stock and depending on the amount paid for the issued series of preferred stock and payable on conversion, if any amount is to be paid, a financial dilutive effect on previously issued equity securities of the company, including the common stock, (ii) the potential issuance may cause "overhang" issues and impair the marketability or price of the common stock in any public market on which the common stock may be traded, or (iii) may require the company to issue additional common stock at time that is in opportune for Pacific Gold or its stockholders. The preferred stock does not have any pre-emptive rights.

Original Discount Convertible Debentures

         Pacific Gold issued original discount convertible debentures in the aggregate principal amount of $4,000,000, with a maturity date of April 6, 2008. The company received an aggregate of $2,666,086 in net proceeds after expenses. The debentures are unsecured. They may be converted into common stock at the rate of $.30 per share, at any time, subject to certain limitations. The principal limitation is that the amount converted at any one time may not result in shares exceeding 4.99% of the outstanding common stock immediately after the conversion. If the company fails to deliver the certificates on conversion in a timely manner, it will pay liquidated damages and be liable for by-ins imposed on the holder. The conversion rate is subject to adjustment for stock dividends, stock splits, subsequent equity sales at less than the defined base conversion rate and corporate reorganization events. The debentures may not be prepaid unless consent is received from the holders.

Common Stock Purchase Warrants

         In connection with the issuance of the debentures, Pacific Gold issued to the holders of the convertible debentures an aggregate of 3,333,333 common stock purchase warrants. The warrants may be exercised for until April 6, 2008, at an exercise price of $2.125 per share. The warrants may not be exercised in an amount that results in the holder having more than 4.99% of the outstanding common stock immediately after the exercise. If the company fails to deliver the certificates on exercise in a timely manner, it will pay liquidated damages and be liable for by-ins imposed on the holder. The exercise price is subject to adjustment for stock dividends, stock splits, subsequent equity sales at less than the defined base exercise price and corporate reorganization events.

Transfer Agent

         The transfer agent and registrar for common stock is Olde Monmouth Stock Transfer Co. Inc., 200 Memorial Parkway, Atlantic Highlands, New Jersey, 07716.

                              Selling Stockholders

         The following table provides certain information about the selling stockholders' beneficial ownership of our common stock at June 6, 2005 and assumes all the convertible debentures and common stock purchase warrants are converted or exercised without regard to any conversion or exercise limitations or anti-dilution adjustments. It also assumes the sale of all of the shares offered by the selling stockholders under this prospectus. Unless otherwise indicated, the selling stockholder possesses sole voting and investment power with respect to the securities shown.

                                   Prior to Offering                              After Offering
                               --------------------------                   --------------------------
                                 Number of                                    Number of
                                  Shares       Percentage     Number of        Shares       Percentage
                               Beneficially        Of          Shares       Beneficially        Of
                                  Owned          Class       to be Sold        Owned          Class
                               ------------    ----------    -----------    ------------    ----------
Crescent International Inc.(1)    5,416,666     4.99%(3)       5,416,666        -0-            -0-

Palisades Master Fund LP(2)      17,250,000     4.99%(3)      17,250,000        -0-            -0-

 -----------------------------

(1) Mel Craw and Maxi Brezzi, as Managers of GreenLight (Switzerland) SA, the investment advisor to Crescent International Ltd. exercise dispositive and voting power with respect to the shares of common stock owned by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares.

(2) Mr. David Batista has authority regarding the portfolio management decisions of the shares of common stock owned by the selling security holder. Mr. Batista may be deemed to have dispositive and voting power over the shares of common stock owned by the selling security holder. However, Mr. Batista does not have the right to receive dividends from, or the proceeds from the sale of, such common stock held by the selling shareholder and disclaims any beneficial ownership of such shares of such common stock.

(3) The convertible debentures and warrants may only be exercised up to an amount that would cause the holder to have 4.99% of the outstanding common stock at any one time.

                              Plan of Distribution

         Each selling stockholder of the common stock offered for sale hereunder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the over-the-counter bulletin board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o     privately negotiated transactions;

         o settlement of short sales entered into after the date of this prospectus;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o     a combination of any such methods of sale;

         o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

         o     any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

         In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

         The selling stockholders and any broker - dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker - dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

         The company is required to pay certain fees and expenses incurred by the company incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         Because the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

         We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, as a mended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                                  Legal Matters

         Graubard Miller, will opine as to the validity of the common stock offered by this prospectus and legal matters for us.


                                     Experts

         Our financial statements have been included in the registration statement in reliance upon the report of Malone & Bailey, PC, independent registered public accountants, appearing in the registration statement, and upon the authority of this firm as experts in accounting and auditing.


                    Where You Can Find Additional Information

         We intend to furnish our stockholders annual reports, which will include financial statements audited by independent accountants, and all other periodic reports as we may determine to furnish or as may be required by law, including Sections 13(a) and 15(d) of the Exchange Act.

         We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the accompanying exhibits, as permitted by the rules and regulations of the SEC. For further information, please see the registration statement and accompanying exhibits. Statements contained in this prospectus regarding any contract or other document which has been filed as an exhibit to the registration statement are qualified in their entirety by reference to these exhibits for a complete statement of their terms and conditions. The registration statement and the accompanying exhibits may be inspected without charge at the offices of the SEC and copies may be obtained from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the SEC. Electronic reports and other information filed through the Electronic Data Gathering, Analysis, and Retrieval System, known as EDGAR, are publicly available on the SEC's website, http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS



                                TABLE OF CONTENTS


                                                                         PAGE

Report of Malone & Bailey, PC independent accountants.................    F-2

Consolidated Balance Sheet as of December 31, 2004....................    F-3

Consolidated Statements of Operations for the years ended
December 31, 2004 and 2003............................................    F-4

Consolidated Statements of Stockholders' Equity for the
years ended December 31, 2004 and 2003................................    F-5

Consolidated Statements of Cash Flows for the years ended
December 31, 2004 and 2003............................................    F-6

Notes to Financial Statements.........................................    F-7

Unaudited Consolidated Balance Sheet as of March 31, 2005... .........    F-13

Unaudited Consolidated Statements of Operations for the three
months ended March 31, 2004 and March 31, 2005........................    F-14

Unaudited Consolidated Statements of Cash Flows for the three
months ended March 31, 2004 and March 31, 2005........................    F-15

Notes to Unaudited Interim Financial Statements.......................    F-16

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Board of Directors
Pacific Gold Corp.
Toronto, Ontario, Canada

We have audited the accompanying consolidated balance sheet of Pacific Gold Corp. as of December 31, 2004 and the related consolidated statements of operations, stockholders' deficit, and cash flows and for each of the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of Pacific Gold's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Gold Corp. as of December 31, 2004 and the results of its consolidated operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.



Malone & Bailey, PC
Houston, Texas
www.malone-bailey.com

March 23, 2005

                               PACIFIC GOLD CORP.
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2004


                                     ASSETS

Current Assets
  Cash                                                              $     5,975
  Prepaid expenses                                                        3,000
                                                                    -----------
         Total Current Assets                                             8,975

Property and equipment
  Proved Developed
    Acquisition and development costs                                   225,195
    Less:  accumulated depletion                                           (283)
  Probable Undeveloped
    Acquisition and development costs                                    10,000
  Equipment                                                             358,842
  Less:  accumulated depreciation                                       (29,039)
  Water rights and wells                                                 90,000
  Land                                                                   23,670
                                                                    -----------
         Total property and equipment, net                              678,385
                                                                    -----------
         Total Assets                                               $   687,360
                                                                    ===========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
  Accounts payable                                                  $   122,863
  Accrued interest due to shareholder                                   108,978
  Note payable                                                           70,000
  Notes payable - Shareholder                                         1,575,015
                                                                    -----------
         Total Current Liabilities                                    1,876,856
                                                                    -----------
Commitments

Stockholders' Deficit
  Preferred stock, $.001 par value; 5,000,000 shares
    authorized, no shares issued and outstanding                           --
  Common stock, $.001 par value, 100,000,000 shares
    authorized, 21,888,167 shares issued and outstanding                 21,888
  Additional paid in capital                                             78,718
  Retained deficit                                                   (1,290,102)
                                                                    -----------
         Total Stockholders' Deficit                                 (1,189,496)
                                                                    -----------
         TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                $   687,360
                                                                    ===========

                 See accompanying summary of accounting policies
                       and notes to financial statements.

                               PACIFIC GOLD CORP.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     Years Ended December 31, 2004 and 2003


                                                     2004              2003
                                                 ------------      ------------

Revenue - Mineral Sales                          $     61,560      $       --

Production costs                                      104,996              --
                                                 ------------      ------------

         Gross Loss                                   (43,436)             --
                                                 ------------      ------------

Operating expenses
  Mineral rights expense                               11,240            26,327
  General and administrative                          808,136           196,568
  Depreciation and depletion                           23,322              --
  Gain on sale of equipment                              (902)             --
                                                 ------------      ------------
         Total operating expenses                     847,796           222,895
                                                 ------------      ------------
         Net Loss from Operations                    (891,232)         (222,895)
                                                 ------------      ------------
Other income and expense
  Interest expense                                    102,815             4,928
                                                 ------------      ------------

         NET LOSS                                $   (994,047)     $   (227,823)
                                                 ============      ============

Basic and diluted loss per share                 $       (.05)     $       (.01)

Weighted average shares outstanding                21,822,798        21,660,603



                See accompanying summary of accounting policies
                       and notes to financial statements.

                               PACIFIC GOLD CORP.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                     Years Ended December 31, 2004 and 2003


                                                          Additional
                                   Common Stock             Paid in       Retained
                               Shares           $           Capital       Earnings        Totals
                             ----------    -----------    -----------    -----------    -----------
Balances,
  December 31, 2002          21,640,000    $    21,640    $    33,360    $   (68,233)   $   (13,233)

Stock for services              160,000            160         15,840           --           16,000

Net loss                           --             --             --         (227,822)      (227,822)
                            -----------    -----------    -----------    -----------    -----------
Balances,
  December 31, 2003          21,800,000         21,800         49,200       (296,055)      (225,055)

Stock for services               50,000             50         15,950           --           16,000

Stock for cash                   38,167             38         11,412           --           11,450

Stock option expense               --             --            2,156           --            2,156

Net loss                           --             --             --         (994,047)      (994,047)
                            -----------    -----------    -----------    -----------    -----------
Balances,
  December 31, 2004          21,888,167    $    21,888    $    78,718    $(1,290,102)   $(1,189,496)
                            ===========    ===========    ===========    ===========    ===========

                See accompanying summary of accounting policies
                       and notes to financial statements.

                               PACIFIC GOLD CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years Ended December 31, 2004 and 2003

                                                        2004           2003
                                                     -----------    -----------
Cash Flows Used in Operating Activities
  Net income (loss)                                  $  (994,047)   $  (227,823)
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and depletion                            29,322           --
    Gain on sale of equipment                               (902)          --
    Impairment of organization costs                         980           --
    Stock issued for services                             16,000         16,000
    Stock option expense                                   2,156           --
    Changes in:
         Prepaid expenses                                 (3,000)         1,331
         Accounts payable                                 91,920         27,927
         Accrued interest                                102,821          6,157
                                                     -----------    -----------
  Net Cash Used in Operating Activities                 (754,750)      (177,388)
                                                     -----------    -----------

Cash Flows Used in Investing Activities
    Purchases and development of property
    and equipment                                       (289,299)      (100,000)
  Proceeds from sale of equipment                         20,500           --
  Organization costs                                        --             (980)
                                                     -----------    -----------
  Net Cash Used in Investing Activities                 (268,799)      (100,000)
                                                     -----------    -----------

Cash Flows From Financing Activities
  Payments on notes payable                             (111,000)          --
  Proceeds from stockholder advances                   1,239,124        283,876
  Payments on stockholder advances                      (123,507)          --
  Proceeds from the sale of common stock                  11,450           --
                                                     -----------    -----------
  Net Cash From Financing Activities                   1,016,067        283,876
                                                     -----------    -----------

Net change in cash                                        (7,482)         6,488
Cash at beginning of year                                 13,457          6,969
                                                     -----------    -----------
Cash at end of year                                  $     5,975    $    13,457
                                                     ===========    ===========
Cash paid during the year for:
  Interest                                           $      --      $      --
  Income taxes                                              --             --

Non-cash financing and investing activities:
  Purchase of equipment, water rights and land
    through notes payable to the sellers             $   181,000    $      --
  Purchase of equipment from shareholder
             through notes payable                       157,006           --


                See accompanying summary of accounting policies
                       and notes to financial statements.

                               Pacific Gold Corp.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of business. Pacific Gold Corp. ("Pacific Gold") was originally incorporated in Nevada on December 31, 1996 under the name of Demand Financial International, Ltd. On October 3, 2002, Demand Financial International, Ltd. changed its name to Blue Fish Entertainment, Inc. On August 5, 2003, the name was changed to Pacific Gold Corp. Pacific Gold is engaged in the identification, acquisition, exploration and mining of prospects believed to have gold mineralization. Pacific Gold through its subsidiaries currently owns claims, property and leases in Oregon and Nevada. Its Defiance Mine property in Oregon began producing gold in commercial quantities in mid-2004.

         In the prior year, Pacific Gold was presented as a development stage enterprise. Beginning in the quarter ended September 30, 2004, Pacific Gold was no longer considered development stage.

         The accompanying consolidated financial statements include all of the accounts of Pacific Gold Corp. and its wholly-owned subsidiaries, Grants Pass Gold, Inc., Oregon Gold, Inc., Nevada Rae Gold, Inc. and Fernley Gold, Inc. All significant intercompany accounts and transactions have been eliminated.

         Use of Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of expenses. Actual results could differ from those estimates.

         Cash and Cash Equivalents. For purposes of the statement of cash flows, Pacific Gold considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         Revenue Recognition. Pacific Gold recognizes revenue from the sale of gold when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured, which is determined when it ships gold to the refinery.

         Inventories. Inventories are stated at the lower of average cost or net realizable value. Costs included are limited to those directly related to mining. There was no inventory as of December 31, 2004.

         Property and equipment are valued at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are 3 to 20 years.

         Impairment of Long-Lived Assets. Pacific Gold reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. Pacific Gold assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows, which depend on estimates of metals to be recovered from proven and probable ore reserves, and also identified resources beyond proven and probable reserves, future production costs and future metals prices over the estimated remaining mine life. If undiscounted cash flows are less that the carrying value of a property, an impairment loss is recognized based upon the estimated expected future net cash flows from the property discounted at an interest rate commensurate with the risk involved. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

         All mine-related costs, other than acquisition costs, are expensed prior to the establishment of proven or probable reserves. Reserves designated as proven and probable are supported by a final feasibility study, indicating that the reserves have had the requisite geologic, technical and economic work performed and are legally extractable at the time of reserve determination. Once proven or probable reserves are established, all development and other site-specific costs are capitalized.

         Capitalized development costs and production facilities are depleted using the units-of-production method based on the estimated gold which can be recovered from the ore reserves processed. Lease development costs for nonproducing properties are amortized over their remaining lease term if limited. Maintenance and repairs are charged to expense as incurred.

         The fair value of an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. For Pacific Gold, asset retirement obligations primarily relate to the abandonment of ore-producing property and facilities.

         Income taxes. Pacific Gold recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Pacific Gold provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

         Loss per Share. The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended December 31, 2004 and 2003, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

         Pacific Gold adopted the disclosure requirements of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (FAS No. 123) and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model.

         Pacific Gold applies APB No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized in Pacific Gold's financial statements for stock options under any of the stock plans which on the date of grant the exercise price per share was equal to or exceeded the fair value per share. However, compensation cost has been recognized for warrants and options granted to non-employees for services provided. There were 50,000 options and no warrants granted as of December 31, 2004. The following table illustrates the effect on net loss and net loss per share if Pacific Gold had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                          2004          2003
                                                       -----------   ----------
         Net loss as reported                          $  (994,047)  $ (227,822)
         Add:   stock based compensation
                determined under intrinsic
                value-based method                           2,156           --
         Less:  stock based compensation
                determined under fair value-
                based method                               (14,134)          --
                                                       -----------   ----------
             Pro forma net loss                        $(1,006,025)  $ (227,822)
                                                       ===========   ==========
         Basic and diluted net loss per common share:
             As reported                               $     (0.05)  $    (0.01)
             Pro forma                                       (0.05)       (0.01)

         The weighted average fair value of the stock options granted during 2004 and 2003 was $0.28 and $0 per share option, respectively. Variables used in the Black-Scholes option-pricing model include (1) 1.50% risk-free interest rate, (2) expected option life is the actual remaining life of the options as of each year end, (3) expected volatility was 146%, and (4) zero expected dividends.

         Recently issued accounting pronouncements. In December 2004, the FASB issued SFAS No. 123R, "Accounting for Stock-Based Compensation" SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. SFAS No. 123R shall be effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The impact of the adoption of this new accounting pronouncement would be similar to the calculation of the pro forma impact on net income of SFAS No. 123 included above.

         Pacific Gold does not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

NOTE 2 - PROPERTY AND EQUIPMENT

         Pacific Gold acquired Oregon Gold, from a related party in August 2003 for $100,000, of which $75,195 was capitalized. In May 2004, Grants Pass Gold, a subsidiary of Pacific Gold, acquired the Defiance Mine in this same local formation for $150,000.

         In October 2003, Pacific Gold's subsidiary Nevada Rae Gold, Inc. acquired its Crescent Valley mining claims in Lander County, Nevada. Additional water rights and wells were acquired in March 2004 for $90,000 and 13.67 acres of land for $23,670. Nevada Rae Gold resources fall on claims that are approximately 40% leased and 60% owned by Pacific Gold.

         In May 2004, Pacific Gold acquired a leasehold interest in the Butcher Boy property in Nevada through its new wholly-owned subsidiary, Fernley Gold, Inc. The initial agreement is for a period of five years, with Fernley Gold having the exclusive right to renew the lease on the existing terms. Fernley Gold made a one-time payment of $10,000 to acquire the lease.

NOTE 3 - NOTE PAYABLE

         In May 2004, Pacific Gold's subsidiary Grants Pass Gold, Inc. purchased equipment for $100,000, payable at $5,000 per month with interest at 10%. $30,000 in principal payments have been made, and $70,000 is still due. Payments have been suspended pending resolution of a dispute regarding the equipment condition when purchased.

NOTE 4 - INCOME TAXES

         Pacific Gold uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During 2004 and 2003, Pacific Gold incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $1,265,000 at December 31, 2004, and will expire in the years 2012 through 2024.

         At December 31, 2004, deferred tax assets consisted of the following:

                  Deferred tax assets
                    Net operating losses             $ 430,105
                    Less:  valuation allowance        (430,105)
                                                     ---------
                  Net deferred tax asset             $      --
                                                     =========

NOTE 5 - SHAREHOLDER NOTES PAYABLE

         Pacific Gold owes $1,575,015 to a shareholder as of December 31, 2004. The amount due is represented by three notes, with interest at 10% and due on June 30, 2005. At December 31, 2004, accrued interest on these notes totaled $108,978.

Note 6 - COMMON STOCK

         In 2004, Pacific Gold issued 38,167 shares for $11,450 cash.

         In 2003 and 2004, respectively, Pacific Gold issued 160,000 and 50,000 shares to a consultant as compensation expense. The shares were valued at $16,000 each year.

NOTE 7 - STOCK OPTION PLAN

         In 2002 Pacific Gold adopted the 2002 Performance Equity Plan ("the Plan"). The Plan provides for the granting of stock options to employees and consultants. Pacific Gold has reserved 3,000,000 shares of common stock for issuance under the Plan.

         Options under the Plan may be granted for periods of up to ten years and at an exercise price equal to the estimated fair value of the shares on the date of grant as determined by the Board of Directors. To date, options granted generally are exercisable immediately as of the effective date of the option agreement.

         Summary information regarding options is as follows:

                                                              Weighted
                                                               Average
                                                  Options    Share Price
                                                  -------    -----------
         Outstanding at December 31, 2003              --          --
           Year ended December 31, 2004:
           Granted                                 50,000          $0.35
                                                  -------    -----------
         Outstanding at December 31, 2004          50,000          $0.35
                                                  =======    ===========

         The above options expire on December 31, 2006.


NOTE 8 - OPERATING LEASE

         Pacific Gold rents its offices under a lease expiring in January 2006, with monthly payments of $1,800. Rent expense in 2004 and 2003 was $0, as it was provided office services without charge. Such costs were immaterial to the financial statements and accordingly are not reflected herein.

NOTE 9 - MAJOR CUSTOMERS

         In 2004, all gold sales were made to one refinery. Many refineries are available with similar pricing and just one was chosen for convenience. In 2003, Pacific Gold had no revenue.

NOTE 10 - SUBSEQUENT FINANCING

         On April 7, 2005, Pacific Gold issued convertible debentures with a face value of $4,000,000 with attached warrants for net proceeds of $2,666,086 after a $1,080,292 discount and various fees and expenses totaling $253,622. A description of the notes is as follows:

         o Maturity: The notes mature on April 7, 2008. The noteholders may elect at any time to convert their notes into shares of common stock at the conversion price (as described below). Each lender is limited to total ownership of 4.99% of the outstanding shares of Pacific Gold at any time, so the ability to convert is limited.

         o Interest: Interest is represented by the $1,080,292 discount. If Pacific Gold elects to prepay the notes, each holder must consent and an additional 30% or up to $1,200,000 is due in addition to the $4,000,000 total face value.

         o Conversion and conversion price: The number of shares of common stock shall be determined by dividing the amount owed by $.30. The conversion price may be adjusted from time to time upon the occurrence of certain specified events.

         o Warrants: In connection with the financing, 3,333,333 warrants were issued with an exercise price of $2.125 per share and a 3-year life.

         The proceeds from the notes have been discounted for the relative fair value of the warrants, the discount, and beneficial conversion feature. All discounts will be amortized over the life of the notes. A summary of the notes is as follows:

                                                             Notes
                                                            Payable
                                                          -----------
         Face value                                       $ 4,000,000

         Less: Relative fair value of:
                     discount                              (  477,191)
                     warrants                              (1,755,910)
                     beneficial conversion feature         (1,766,898)
                                                          -----------
         Carrying amount of notes on April 7, 2005        $         0
                                                          ===========

                               Pacific Gold Corp.
                           Consolidated Balance Sheet
                                 March 31, 2005
                                  (Unaudited)

                                     ASSETS
Current Assets:
   Cash                                                             $     1,900
   Prepaid Expenses                                                        --
                                                                    -----------
      Total Current Assets                                                1,900

Property and Equipment:
   Proved Development
      Acquisition and Development Costs                                 228,695
      Less: Accumulated Depletion                                          (283)
   Probable Undeveloped
      Acquisition and Development Costs                                  10,000
   Equipment                                                            347,343
   Less: Accumulated Depreciation                                       (40,931)
   Water Rights and Wells                                                90,000
   Land                                                                  23,670
                                                                    -----------
      Total Property and Equipment, net                                 658,494
                                                                    -----------
      TOTAL ASSETS                                                  $   660,394
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
   Accounts Payable                                                 $   123,440
   Accrued Interest                                                     149,677
   Notes Payable                                                         70,000
   Notes Payable - Shareholder                                        1,588,326
                                                                    -----------
      Total Current Liabilities                                       1,931,442

Stockholders' Deficit:
   Preferred Stock - $0.001 par value;
      5,000,000 shares authorized, no shares
      issued and outstanding                                               --
   Common Stock - $0.001 par value; 100,000,000
      shares authorized, 21,907,167 shares
      issued and outstanding                                             21,901
   Additional Paid-in Capital                                            97,597
   Retained Deficit                                                  (1,390,546)
                                                                    -----------
      Total Stockholders' Deficit                                    (1,271,048)
                                                                    -----------
      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                   $   660,394
                                                                    ===========

                               Pacific Gold Corp.
                      Consolidated Statements of Operations
                                  (Unaudited)

                                                      Three Months Ended
                                                   March 31,       March 31,
                                                     2005            2004
                                                 ------------    ------------
Revenue:
 Revenue - Mineral Sales                         $       --      $       --
 Production Costs                                        --              --
                                                 ------------    ------------
 Gross Margin                                            --              --

Operating Expenses:
 Mineral Rights Expense                                  --             3,115
 General and Administrative                            44,042         102,422
 Depreciation & Depletion                              13,040            --
 Loss on sale of equipment                              2,600            --
                                                 ------------    ------------
 Total Operating Expenses                              59,682         105,537
                                                 ------------    ------------

 Net Loss from Operations                             (59,682)       (105,537)
                                                 ------------    ------------

Other Income and Expense:
 Interest Expense                                      40,762           8,972
                                                 ------------    ------------
 Net Loss                                        $   (100,444)   $   (114,509)
                                                 ============    ============

Basic and Diluted Loss per Share                 $      (0.00)   $      (0.01)
                                                 ============    ============

Weighted Average Shares Outstanding:
    Basic and Diluted                              21,889,178      21,800,000
                                                 ============    ============

                               Pacific Gold Corp.
                      Consolidated Statements of Cash Flows
                                  (Unaudited)

                                                           Three Months Ended
                                                         March 31,    March 31,
                                                           2005         2004
                                                         ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Losses                                            $(100,444)   $(114,509)
   Adjustments to Reconcile Net Loss to Net Cash
     Provided by Operating Activities:
     Depreciation and Depletion                             13,040         --
     Loss on Sale of Equipment                               2,600         --
     Common Stock Issued for Services                       18,892         --
     Stock Option Expense
     Changes in:
       Prepaid Expenses                                      3,000         --
       Accounts Payable                                        577        9,952
       Accrued Interest                                     40,699        8,973
                                                         ---------    ---------
   NET CASH (USED) BY OPERATING ACTIVITIES                 (21,636)     (95,584)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases and Development of Property
     and Equipment                                          (3,500)    (120,000)
   Proceeds from Sale of Equipment                           7,750         --
                                                         ---------    ---------
   NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES          4,250     (120,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from Notes Payable                                --         60,000
   Proceeds from Stockholder Advances                       13,311      152,003
                                                         ---------    ---------
   NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES         13,311      212,003

   NET CHANGE IN CASH AND CASH EQUIVALENTS                  (4,075)      (3,581)

   CASH AND CASH EQUIVALENTS
     AT BEGINNING OF PERIOD                                  5,975       13,457
                                                         ---------    ---------
   CASH AND CASH EQUIVALENTS
     AT END OF PERIOD                                    $   1,900    $   9,876
                                                         =========    =========

                               Pacific Gold Corp.
              Notes to Unaudited Consolidated Financial Statements

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Pacific Gold, have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in Pacific Gold's Annual Report filed with the SEC on Form 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements, which would substantially duplicate the disclosure contained in the audited financial statements for 2004 as reported in the form 10-KSB have been omitted.

NOTE 2 - COMMON STOCK

In March 2005, Pacific Gold issued a total of 13,000 shares to 3 consultants as compensation and for services rendered. The shares were valued at $18,892.

NOTE 3 - SUBSEQUENT FINANCING

On April 7, 2005, Pacific Gold issued convertible debentures with a face value of $4,000,000 with attached warrants for net proceeds of $2,666,086 after a $1,080,292 discount and various fees and expenses totaling $253,622. A description of the notes is as follows:

o Maturity: The notes mature on April 7, 2008. The note-holders may elect at any time to convert their notes into shares of common stock at the conversion price (as described below). Each lender is limited to total ownership of 4.99% of the outstanding shares of Pacific Gold at any time, so the ability to convert is limited.

o Interest: Interest is represented by the $1,080,292 discount. If Pacific Gold elects to prepay the notes, each holder must consent and an additional 30% or up to $1,200,000 is due in addition to the $4,000,000 total face value.

o Conversion and conversion price: The number of shares of common stock shall be determined by dividing the amount owed by $.30. The conversion price may be adjusted from time to time upon the occurrence of certain specified events.

o Warrants: In connection with the financing, 3,333,333 warrants were issued with an exercise price of $2.125 per share and a 3-year life.

The proceeds from the notes have been discounted for the relative fair value of the warrants, the discount, and beneficial conversion feature. All discounts will be amortized over the life of the notes. A summary of the notes is as follows:

                                                               Notes
                                                              Payable
                                                            -----------
         Face value                                         $ 4,000,000

         Less: Relative fair value of:
                     discount                                (  477,191)
                     warrants                                (1,755,910)
                     beneficial conversion feature           (1,766,898)
                                                            -----------
         Carrying amount of notes on April 7, 2005          $         0
                                                            ===========